UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the transition period from _____________ to _____________

Commission file number: 001-38047

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024

Financial Statements and Report of Independent Registered Public Accounting Firm
Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees
December 31, 2021 and 2020

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Governance Committee and Plan Participants
Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees
Plano, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees (the Plan) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

A member of Nexia International

CLA is an independent member of Nexia International, a leading, global network of independent accounting and consulting firms. See nexia.com/member-firm-disclaimer for details.

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2021 and 2020

	2021	2020
ASSETS
Investments, at fair value:
Mutual funds	$3,583,480	$2,719,275
Common stock	730,407	661,804
Money market deposit account	4,826	1,796
Stable value fund	231,185	172,065
Total investments, at fair value	4,549,898	3,554,940

Cash	94	522

Receivables:
Participant contributions	6,300	7,631
Employer contributions	2,707	3,410
Notes receivable from participants	451,481	405,777
Accrued income	—	26,687
Total receivables	460,488	443,505
Total assets	5,010,480	3,998,967

LIABILITIES

Due to broker	—	268
Operating payables	3,809	3,793
Total liabilities	3,809	4,061

NET ASSETS AVAILABLE FOR BENEFITS	$5,006,671	$3,994,906
The accompanying notes are an integral part of these statements.

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2021

Additions to net assets available for benefits attributable to:
Investment income
Dividends	$418,734
Net appreciation in fair value of investments	216,023
Total investment income	634,757

Interest income on notes receivable from participants	17,434

Contributions
Participants	410,929
Employer	176,524
Total contributions	587,453

Total additions	1,239,644

Deductions from net assets available for benefits attributed to:
Benefits paid to participants	217,187
Administrative expenses	10,692
Total deductions	227,879
Net increase in net assets	1,011,765
Net assets available for benefits
Beginning of year	3,994,906
End of year	$5,006,671
The accompanying notes are an integral part of these statements.

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

NOTES TO FINANCIAL STATEMENTS
NOTE A - PLAN DESCRIPTION AND BENEFITS

General

The following description of the Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan was originally effective January 1, 2010, has been amended throughout the years, and most recently amended effective August 12, 2020 to limit elected deferral investments and participant balances in Rent-A-Center, Inc. common stock to 10% and 50%, respectively. The Plan is a defined contribution plan covering all Puerto Rico employees of Rent-A-Center East, Inc. (the Company or Plan Sponsor) who have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Company serves as the Plan Sponsor and is responsible for all administrative duties described in the Plan document. Additionally, the Plan is governed by the Plan Administrative Committee, which monitors and determines the Plan's structure, participant demographics, investment offerings and performance, and other administrative issues. INTRUST Bank, N.A. (INTRUST) is the Custodian, NestEgg Consulting Inc. (NestEgg), an affiliate of INTRUST, is the recordkeeper and Banco Popular De Puerto Rico is the Trustee of the Plan.

Contributions

The Plan permits participants to defer, on a pre-tax basis, up to 50% of their annual compensation, as defined under the Plan. These deferrals are not to exceed $19,500 of their annual compensation (plus a $6,500 catch-up deferral for employees over 50 years of age) for 2021. Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans. The Company made matching contributions equal to $0.50 for each $1.00 on the first 6% of eligible employee compensation in 2021. The Company, at its sole discretion, may make a profit sharing contribution at the end of each Plan year. The Company did not make a profit sharing contribution for the Plan year ended December 31, 2021.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company’s matching contributions and Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Eligibility and Vesting

Company employees are eligible to participate in the Plan after 90 days of employment. Participants immediately vest in their salary deferral contributions to the Plan plus allocated earnings thereon. Participants are vested in Company matching and profit sharing contributions and allocated earnings after two or more years of vesting service as defined by the Plan. Additionally, a participant becomes 100% vested if employment is terminated due to death or full and permanent disability.

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

NOTES TO FINANCIAL STATEMENTS — (Continued)

Forfeitures

Upon termination of employment, a participant’s unvested account balance forfeits to the Plan to be used to pay restoration contributions, replace abandoned accounts, reduce Plan expenses, or offset employer contributions as defined in the Plan document. The balance of forfeited nonvested accounts to be used in future periods totaled approximately $4,800 and $1,800 as of December 31, 2021 and 2020, respectively. Forfeitures of approximately $4,500 were used to pay plan administrative expenses during the year ended December 31, 2021.

Benefits

Upon retirement, death, disability, or separation from service, a participant (or the participant’s beneficiary, if applicable) will receive a lump sum amount equal to the value of the participant’s vested interest in the participant’s account, or to the extent a participant’s or beneficiary’s account is invested in at least five whole shares of Rent-A-Center, Inc. common stock, the participant or beneficiary may elect to receive a distribution in whole shares of such stock, rather than in cash. The Plan allows participants to make hardship withdrawals subject to certain limitations, as defined in the Plan document, and further modified for provisions included in the Bipartisan Budget Act of 2018. As of December 31, 2021 and December 31, 2020, all withdrawals were paid.

Notes Receivable from Participants

Participants may be granted loans from their fund accounts secured by their account balances. The limitation on the amount that can be borrowed at any time is the lesser of $50,000 or 50% of the participant’s vested account balance; the minimum loan amount is $500. The repayment period of the loan cannot exceed five years, except for loans relating to the purchase of a primary residence for which the repayment period is fifteen years. The notes are secured by the balance in the participant's account and bear interest at the prime rate fixed as of the borrowing date. Principal and interest is paid ratably through payroll deductions. Interest rates on such loans range from 3.25% to 5.5% at December 31, 2021. Participant loans have various maturity dates ranging from 2022 to 2026.

CARES Act

The Plan includes certain provisions in accordance with recent Federal regulations of the Coronavirus Aid Relief and Economic Security Act (CARES Act) for qualifying participants, including COVID-19 withdrawal options up to $100,000 and the ability to take out a secondary loan, for those participants who meet certain qualifications.

Termination of the Plan

While the Company has not expressed any intent to discontinue the Plan, it may, by action of the Board of Directors, terminate the Plan. In the event the Plan is terminated, the participants become 100% vested in their accounts.

Administrative Expenses

In accordance with the applicable agreement, expenses for services relating to funds management and administrative expenses to the recordkeeper for distribution, valuation and mailing services related to Plan administration are paid by the Plan.

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

NOTES TO FINANCIAL STATEMENTS — (Continued)
NOTE B - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. See Note C for further discussion of the Plan’s valuation methods under fair value accounting standards.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2021 and 2020. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

NOTE C - FAIR VALUE MEASUREMENTS

The Plan uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•Level 1 - Readily accessible and unadjusted quoted prices in an active market for identical assets or liabilities.

•Level 2 - Significant observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

NOTES TO FINANCIAL STATEMENTS — (Continued)

•Level 3 - Significant unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

An asset or liability’s level within the fair value hierarchy is based on the lowest level of any input that is significant to its fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy. The Plan did not change its valuation techniques associated with fair value measurements from the prior period, and there were no transfers between levels during the years ended December 31, 2021 and 2020.

When quoted market prices are available in an active market, investments in securities are classified within Level 1 of the valuation hierarchy. These securities include the Plan’s mutual funds and Rent-A-Center, Inc. common stock, which is valued at the closing price reported by the exchange on which it is traded. In addition, the money market deposit account is classified within the level 1 valuation hierarchy.

The stable value fund is a collective trust, and is valued at the Net Asset Value (NAV) of units of the bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The NAV is provided by the administrator of the fund, which is based on the value of the underlying assets owned by the fund minus applicable liabilities and then divided by the number of shares outstanding. There are no redemption restrictions on the stable value fund.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021.

	Level 1	Level 2	Level 3	Total
Mutual funds	$3,583,480	$—	$—	$3,583,480
Common stock	730,407	—	—	730,407
Money market deposit account	4,826	—	—	4,826
Collective trust investment, Stable value fund	—	231,185	—	231,185
Subtotal	$4,318,713	$231,185	$—	$4,549,898

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020.

	Level 1	Level 2	Level 3	Total
Mutual funds	$2,719,275	$—	$—	$2,719,275
Common stock	661,804	—	—	661,804
Money market deposit account	1,796	—	—	1,796
Collective trust investment, Stable value fund	—	172,065	—	172,065
Subtotal	$3,382,875	$172,065	$—	$3,554,940

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

NOTES TO FINANCIAL STATEMENTS — (Continued)

NOTE D - INCOME TAX STATUS

The Plan obtained its latest determination letter effective January 1, 2016, in which the Puerto Rico taxing authority, Departamento de Hacienda, stated that the Plan, as then designed, was in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code (Code) Section 1165(a). The Plan administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and therefore believe that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Departamento de Hacienda. The Plan has concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2021. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE E - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include shares of Rent-A-Center, Inc.’s common stock. These transactions qualify as party-in-interest transactions. In addition, loans made to participants in the Plan are also considered party-in-interest transactions.

During the year ended December 31, 2021, the Plan incurred approximately $5,000 and $6,000 of fees associated with services provided by NestEgg and INTRUST, respectively, both of which qualify as party-in-interest transactions.

NOTE F - RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and amounts reported in the statements of net assets available for benefits. Please reference “Risk Factors” in Part I, Item 1A in our Annual Report on Form 10-K for the year ended December 31, 2021, which is incorporated by reference herein, for additional discussion of material risks related to the Company which may adversely impact the Company's operations, financial position, results of operations, cash flows and the value of the Company's common stock.

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2021	2020

Net assets available for benefits per the financial statements	$5,006,671	$3,994,906
Loans deemed as distributed	(24,282)	(24,282)
Net assets available for benefits per the Form 5500	$4,982,389	$3,970,624

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

NOTES TO FINANCIAL STATEMENTS — (Continued)
NOTE H - NON-EXEMPT TRANSACTION

For the year ended December 31, 2020, the Company failed to remit employee deferral contributions for certain off-cycle payroll periods within the timeframe prescribed by the Department of Labor, as reported in the below Schedule of Delinquent Participant Contributions. These were deemed prohibited transactions in accordance with ERISA and the Internal Revenue Code. The Company corrected the prohibited transactions in the second quarter of 2021, including depositing the lost earnings to the participants account, filing the required Form 5330 with the Internal Revenue Service and paying the appropriate excise tax.

NOTE I - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 29, 2022, the date the financial statements were issued. No adjustments were made to the financial statements as a result of this evaluation.

SUPPLEMENTAL INFORMATION

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

EIN: 48-1024367
Plan No: 001

	(b)	(c)	(e)
(a)	Identity of issuer or borrower	Description of investment	Current Value
	Fidelity	Small Cap Index Fund	$75,471
	JP Morgan Funds	Small Cap Equity Fund	95,077
	Fidelity	Mid Cap Index Fund	24,826
	PRIMECAP Odyssey Funds	Aggressive Growth Fund	184,253
	Clifford Capital Partners	Mid Cap Index Fund	15,429
	Fidelity	500 Index Fund	322,178
	John Hancock Funds	Disciplined Value Fund	131,916
	T. Rowe Price Funds	Growth Stock Fund	132,169
	Oppenheimer Funds	Developing Markets Fund	8,469
	Fidelity	International Index Fund	78,963
	Fidelity	Total International Index Fund	2,921
	JPMorgan Funds	Retirement Income Fund	22,021
	JPMorgan Funds	Lifetime 2055 Fund	231,315
	JPMorgan Funds	Lifetime 2050 Fund	440,041
	JPMorgan Funds	Lifetime 2045 Fund	670,228
	JPMorgan Funds	Lifetime 2040 Fund	417,715
	JPMorgan Funds	Lifetime 2035 Fund	240,411
	JPMorgan Funds	Lifetime 2030 Fund	71,338
	JPMorgan Funds	Lifetime 2025 Fund	87,454
	JPMorgan Funds	Lifetime 2020 Fund	81,809
	JPMorgan Funds	Lifetime 2060 Fund	53,734
	Fidelity	U.S. Bond Index Fund	5,031
	JPMorgan US Government Funds	Money Market Fund	4,826
	American Century	Inflation Adjusted Fund	448
	JPMorgan Funds	Core Plus Fund	190,263
*	Rent-A-Center, Inc.	Common Stock	730,407
	Wells Fargo Funds	Stable Value Fund	231,185
	Total investments		4,549,898

*	Participant Loans	Notes receivable from participants, interest rates at 3.25% minimum, 5.5% maximum and maturing from 2022 to 2026	451,481

	Total, at fair value		$5,001,379
* Represents a party-in-interest.

Note:  Cost has been omitted as investments are all participant-directed and the cost basis for participant loans was zero.

See accompanying report of independent registered public accounting firm.

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

For the Year Ended December 31, 2021

EIN: 48-1024367
Plan No: 001

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Check here if Late Participant Loan Repayments are Included ☒ Yes	$0	$4,795	$0	$0

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RENT-A-CENTER EAST, INC. RETIREMENT
SAVINGS PLAN FOR PUERTO RICO
EMPLOYEES

		By:	RENT-A-CENTER, INC.
Plan Administrator

Date:	June 29, 2022	By:	/s/ Bryan Pechersky
Bryan Pechersky
Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit                     Exhibit
Number                    Description

23.1*                Consent of CliftonLarsonAllen LLP

______________________________________________________________________________________________________
* Filed herewith.